Exhibit 99.1

ASX/Media Release

Immutep Late-Breaking Abstract Accepted for Oral Presentation

on First-in-Class LAG-3 Therapeutic Eftilagimod Alpha at the

Society for Immunotherapy of Cancer (SITC) 2022 Annual Meeting

Oral presentation will detail new clinical data for eftilagimod alpha in combination with pembrolizumab in 1st line NSCLC patients from TACTI-002/KEYNOTE-798 Phase II trial

SYDNEY, AUSTRALIA – 03 November 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces a late-breaking abstract relating to its phase II TACTI-002 trial has been accepted for an oral presentation at the Society for Immunotherapy of Cancer (SITC) Annual Meeting 2022. The oral presentation will include new clinical data for eftilagimod alpha (“efti”), its first-in-class soluble LAG-3 protein, in combination with pembrolizumab in 1st line non-small cell lung cancer (NSCLC) patients. The 37th Annual SITC meeting will be held in Boston, MA and virtually from 8 to 12 November 2022.

Details of the presentation are as follows:

Title:	Combining the antigen-presenting cell activator eftilagimod alpha (soluble LAG-3) and pembrolizumab: efficacy results from the 1st line non-small cell lung cancer cohort of TACTI-002 (Phase II)
Speaker:	Wade T. Iams, MD, Vanderbilt Ingram Cancer Center Division of Hematology/Oncology, TN
Abstract #:	1470
Category:	Late-Breaking Oral Abstract Presentation
Date & Time:	Thursday, November 10, 2022; 11:10 - 11:40 am EST

As already announced, initial data from the INSIGHT-003 clinical trial treating patients with various solid tumours with triple combination therapy of efti, anti-PD-1 therapy, and chemotherapy, will be presented in a poster presentation at the 37th Annual SITC meeting. A Trial in Progress poster on the randomised Phase IIb TACTI-003 study of efti in combination with pembrolizumab as 1st line treatment of patients with recurrent or metastatic head and neck squamous cell carcinoma will also be presented. Further details on these poster presentations are available here.

Abstracts for all three presentations will be available in a Journal for ImmunoTherapy of Cancer Supplement, which will be published on 7 November 2022 at 8 am EST. The Abstracts will also be subsequently made available on the Investors section of Company’s website under Presentations.

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 clinical stage candidate that is a first-in-class antigen presenting cell (APC) activator for the treatment of cancer, capitalising on LAG-3’s unique characteristics to stimulate both innate and adaptive immunity. Efti binds to and activates antigen presenting cells via MHC II molecules leading to expansion and proliferation of CD8+ (cytotoxic) T cells, CD4+ (helper) T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and HER2–/HR+ metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track Designation in 1st line HNSCC and in 1st line NSCLC from the United States Food and Drug Administration (FDA).

About TACTI-002

TACTI-002 (Two ACTive Immunotherapies) is a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Rahway, NJ, USA (known as “MSD” outside the United States and Canada). The study is evaluating the combination of Immutep’s eftilagimod alpha with MSD’s KEYTRUDA® (pembrolizumab) in up to 189 patients with 2nd line head and neck squamous cell carcinoma (HNSCC) or non-small cell lung cancer (NSCLC) in 1st and 2nd line.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

About Immutep

Immutep is a clinical stage biotechnology company leading the development of LAG-3 related immunotherapy products for the treatment of cancer and autoimmune disease. The Company is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer in multiple clinical trials. The Company is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 product candidates, including antibodies for immune response modulation, are licensed to and being developed by Immutep’s large pharmaceutical partners. Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (917) 679 9282; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889